UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: Rhodia announces debt tender offer.

PRESS RELEASE

RHODIA ANNOUNCES DEBT TENDER OFFER

Paris – February 1st, 2007

Rhodia announced today that it has commenced a cash tender offer and consent solicitation for any and all of its $420,875,000 outstanding 10¼% Senior Notes due 2010 (the “Notes”). In conjunction with the tender offer, Rhodia is soliciting from the holders of the Notes consents to certain proposed amendments to the indenture governing the Notes to eliminate substantially all of the restrictive and reporting covenants.

The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated February 1, 2007 (the “Offer to Purchase”). Rhodia intends to finance the tender offer and consent solicitation with available cash and the proceeds from disposals of various assets.

The following table summarizes the pricing terms used to determine the Total Consideration and the Tender Consideration (which is the Total Consideration less the Consent Payment). Total Consideration is calculated based on a repayment price on the maturity date for the 10¼% Senior Notes due 2010, and the yield for the Reference Security plus 50bps.  Pricing will occur at or around 10:00 a.m., New York time, on February 15, 2007, in accordance with standard market practice and as further specified in the Offer to Purchase.

Security Description	Common Codes/ CUSIPs	Outstanding Principal Amount	Reference Security	Fixed Spread (in basic points)	Consent Payment (deducted from the Total Consideration to generate the Tender Consideration)
10¼%Senior Notes due 2010	019278085, 019282597, 019620514/ USF7813KAH44, US762397AK36, US762397AL19	$420,875,000	3.625% US Treasury Note due June 15, 2010	50	$30.00 per $1,000 principal amount

To receive the Total Consideration Holders must tender their Notes at or prior to 5:00 p.m., New York time, on February 14, 2007, unless extended by the Company (the “Consent Deadline”). Holders who tender their Notes after the Consent Deadline will be eligible to receive only the Tender Consideration. Holders will receive the Total Consideration or the Tender Consideration, as applicable, on the Final Settlement Date, which is expected to be March 2, 2007, or, if Rhodia elects the early purchase option, on the Early Settlement Date, which is expected to be February 16, 2007.

Holders who validly tender their Notes will be deemed to have consented to the proposed amendments. Tendered Notes may be withdrawn and consents may be revoked at any time prior to the Consent Deadline, but not thereafter.

The tender offer is scheduled to expire at midnight, New York time, on March 1, 2007, unless extended. Rhodia intends to settle Notes tendered on or prior to the Consent Deadline on the Early Settlement Date being February 16, 2007. The tender offer and consent solicitation will be conducted electronically via DTC.

The tender offer timeline is as follows:

Date	Calendar Date
Launch Date	February 1, 2007
Consent Deadline	February 14, 2007, at 5:00 p.m., New York time
Price Determination Date	February 15, 2007, at or around 10:00 a.m., New York time
Early Acceptance Date	Expected to be February 16, 2007
Early Settlement Date	Expected to be February 16, 2007
Expiration Date	March 1, 2007, at midnight, New York time
Final Acceptance Date	One business day following the Expiration Date and is expected to be March 2, 2007
Final Settlement Date	March 2, 2007

Requests for information in relation to the tender offer should be directed to:
Sole Dealer Manager Credit Suisse (New York) Liability Management Group Tel: (Toll Free): +1 (800) 820 1653 Tel: (Collect): +1 (212) 538 0652	New York Tender Agent and Information Agent D.F. King & Co., Inc. Tel: (Collect for banks and brokers) +1 (212) 269 5550 Tel: (Toll Free for all others) +1 (800) 859 8511

Luxembourg Tender Agent

The Bank of New York (Luxembourg) S.A.

Attention: Sarah Taylor

Telephone:  +44 (0) 20 7964 8849

Fax:  +44 (0) 20 7964 6399

Email: sarah.x.taylor@bankofny.com

Attention: Peter Malcolm
Telephone: +44 (0) 20 7964 6705
Fax: +44 (0) 20 7964 6399
Email: pmalcolm@bankofny.com

None of Rhodia, the trustees or paying agents for the Notes, the Sole Dealer Manager, or any other party involved in the tender offer and the consent solicitation makes any recommendation about whether holders should tender their Notes. This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and the consent solicitation are being made solely by the Offer to Purchase. Holders should refer to the Offer to Purchase for the complete terms of the tender offer and consent solicitation described herein.

Payment for Notes validly tendered pursuant to the tender offer is subject to the satisfaction of certain conditions, as more fully described in the Offer to Purchase. Rhodia reserves the right, in its sole discretion, to waive any and all conditions to the offer. Rhodia may amend the terms of the tender offer and consent solicitation in any respect and any amendment to the Offer or the Consent Solicitation will apply to all Notes tendered regardless of when or in what order such Notes were tendered.

THE TENDER OFFER IS NOT OPEN TO BONDHOLDERS DOMICILED IN THE REPUBLIC OF ITALY. OTHER RESTRICTIONS APPLY.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated February 1, 2007.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This announcement does not, and shall not in any circumstances, constitute a public offering or tender offer in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) acting for their own account and/or (iii) a limited group of investors (cercle restreint d'investisseurs) as defined in and in accordance with articles L.411-1, L.411-2, D.411-1 and D.411.2 of the French Code monétaire et financier. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des Marchés Financiers (the "AMF"), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France. The direct and indirect distribution or sale to the public of the Notes acquired by prospective investors may only be made in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621.8-3 of the French Code monétaire et financier.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order") or (iii) are persons falling within Article 43 of the Financial Promotion Order or (iv) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order or (v) are persons to whom the Offer to Purchase and Consent Solicitation Statement and such other offer material can lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

The tender offer is not being made, directly or indirectly, in the Republic of Italy and has not been submitted to the clearance procedure of the Commissione Nazionale per le società e la Borsa (CONSOB) or the Bank of Italy pursuant to applicable Italian laws and regulations nor is being carried out under any available exemption to the solicitation to the public requirement under applicable Italian laws and regulations. Accordingly, noteholders are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the tender offer is not available to them and they may not tender Notes, and as such, any offers to sell received from such persons shall be ineffective and void. Neither this  announcement, Offer to Purchase and Consent Solicitation Statement nor any other offering material relating to the tender offer may be distributed or made available in the Republic of Italy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer